_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 22 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 87     Excerpts from scripts for KCPL employee
                    information hotline bulletin issued on
                    August 6, 1996.

     Exhibit 88     Excerpts from employee "Merger Report"
                    newsletter distributed August 6, 1996.

     Exhibit 89     Press release issued by KCPL on August 6, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 6, 1996

                          EXHIBIT INDEX


Exhibit No.                  Description                     Page
__________     _________________________________________     ____

Exhibit 87     Excerpts from scripts for KCPL employee
               information hotline bulletin issued on
               August 6, 1996.

Exhibit 88     Excerpts from employee "Merger Report"
               newsletter distributed August 6, 1996.

Exhibit 89     Press release issued by KCPL on August 6,
               1996.

                                                        Exhibit 87


[Excerpts from scripts for KCPL employee information hotline bulletin issued August 6, 1996]


[Bulletin issued Tuesday morning, August 6, 1996]

     Kansas City Power & Light Company announced yesterday that it is postponing its Special Meeting of Shareholders which was scheduled to be held on August 7, 1996. The Special Meeting is being postponed after consideration of the views of the staff of the U.S. Securities and Exchange Commission that it is necessary to provide KCPL shareholders with additional time to consider information concerning the August 2, 1996 order of the United States District Court for the Western District of Missouri regarding the required vote in KCPL's proposed merger with UtiliCorp United Inc.

     The Company also announced that the District Court indicated on Monday that it would consider entering an order that would permit immediate appeal of its August 2, 1996 ruling to the Eighth Circuit Court of Appeals after the Special Meeting of Shareholders is held.

     Shareholders will be notified in the next few days as to the new time, date and place for the postponed Special Meeting.

                            --------

[Bulletin issued Tuesday afternoon, August 6, 1996]

     Kansas City Power & Light announced today that it has rescheduled its Special Meeting of Shareholders to vote on the strategic merger with UtiliCorp United Inc. for Friday, August
16, 1996.

     Chairman of the Board, President and Chief Executive Officer Drue Jennings said, "Nothing has changed regarding the fundamental benefits of the KCPL/UtiliCorp merger and we look forward to giving KCPL shareholders the opportunity to vote on the merger. A KCPL/UtiliCorp combination will match KCPL's experience and strength in regulated businesses with UtiliCorp's strength in unregulated businesses. This uniquely positions the combined company to meet the challenges of the changing energy market. The resolve of the Board remains firm: Western's ability to pay dividends at its promised rate is not credible to KCPL -- as Western would be required to use in 1998 more than 90% of its earnings on a going forward basis to cover dividend payments.

     "It remains KCPL's position that the merger as restructured on May 20, 1996 does not require a two-thirds vote but rather requires the approval of a majority of those shares voting at a meeting. Quite frankly, we are both surprised and disappointed with the District Court's ruling, which, if it remains in effect, would permit a relatively small minority (including shares not even voted) to thwart the wishes of the holders of a substantial majority of KCPL shares."

     The Special Meeting will take place at the Westin Crown
Center Hotel in Kansas City  at 10:00 a.m.

                                                                Exhibit 88

[Excerpt from employee "Merger Report" newsletter distributed August 6, 1996]

KCPL RESCHEDULES SHAREHOLDERS' MEETING FOR AUG. 16

           Kansas City Power & Light has rescheduled its
Special Meeting of Shareholders for Aug. 16.

           The meeting, originally set for Aug. 7,
was postponed after consideration of the views of the Securities and Exchange Commission staff that the delay is necessary to give KCPL shareholders additional time to consider the Aug. 2 U.S. District Court decision by Federal
Judge Scott Wright. The Judge decided that the revised agreement still requires that two-thirds of all outstanding KCPL shares be voted in favor of the KCPL/UCU merger.

           The voting requirements became an issue in late spring after KCPL and UCU signed an amended merger agreement. The agreement provides for a one-for-one stock transaction and changes the structure of the merger, which the companies believe should change the KCPL voting requirement to a majority of shares voted.

           KCPL brought the matter before the court to secure a judgment that the KCPL/UCU merger could be completed in accordance with Missouri law. While the Judge's decision does not prohibit the merger, he ruled that under Missouri law, the merger requires approval from two-thirds of KCPL's outstanding shares.

     "It remains KCPL's position that the merger as restructured on May 20, 1996, does not require a two-thirds vote but rather the approval of a majority of those shares voting at a special meeting," says KCPL's Drue Jennings. "We intend to seek to appeal the Judge's decision as soon as possible."

     UCU's Rick Green adds, "We believe our position -- that only a simple majority of shares voting is required to approve the merger -- is legally correct."

           The rescheduled meeting for KCPL shareholders will begin at 10 a.m. at the Westin Crown Center, Kansas
City, Mo.

           As of today, UtiliCorp expects to proceed with its Aug. 14 Special Meeting of Shareholders. Any changes to that meeting will be communicated promptly to employee locations.

                            #####

TWO STATES ADVANCE KCPL/UCU MERGER

           UtiliCorp announced on Thursday, Aug. 1, that action taken in West Virginia and Iowa advances its merger with KCPL. The West Virginia Public Service Commission unanimously approved the merger without condition. In Iowa, the Office of Consumer Advocate, a division of the state's
Department of Justice, advised the Utilities Board of the Department of Commerce that once UCU shareholders approve the merger a formal hearing on the matter "is unnecessary."

           UCU also has customers and operations in Missouri, Kansas, Nebraska, Colorado, Minnesota and
Michigan, and is required to submit merger plans and other significant corporate developments for consideration by regulatory authorities in those states.

           Missouri's Public Service Commission has established a procedure for review of the merger and has scheduled a public hearing for Oct. 7. A similar review procedure will be set by the Kansas Corporation Commission after shareholders of both companies approve the merger.

           The last week in July, the Missouri Commission, for the second time, issued an order denying Western
Resources permission to participate in the case as an intervenor. Similarly, in its July 17 Response to Western's
Motion to Establish a Procedural Schedule, the KCC Staff said, "Any merger between [Western Resources] and KCPL is speculative and [Western's] request to establish a procedural schedule is premature." The Staff's statement further said, "[E]stablishing a schedule now puts testimony filing dates into effect for Staff when there is no actual merger upon which Staff can begin investigation," and that the KCC should "refrain from establishing a procedural schedule until such time as a shareholder approved merger agreement is before the Commission."

           "We're proceeding on schedule in all
jurisdictions, including presentations to the Federal Energy Regulatory Commission and the Atomic Energy Commission," said Jon Empson, UCU's senior vice president of regulatory and legislative services. He added that requirements in Michigan were minimal, involving only clerical filing of documents, and that the international jurisdictions only need submission of detailed financial statements for review.

                                                                Exhibit 89

FOR IMMEDIATE RELEASE

Media Contacts:                            Investor Contact:
  Pam Levetzow                               David Meyers
  816 / 556-2926                             816 / 556-2312
  Phyllis Desbien
  816 / 556-2903       Joele Frank / Dan Katcher
                       Abernathy MacGregor Scanlon
                       212 / 371-5999


    KCPL SETS NEW SHAREHOLDER MEETING DATE:  AUGUST 16, 1996
            _________________________________________

KANSAS CITY, MISSOURI (AUGUST 6, 1996) -- Kansas City Power & Light (NYSE: KLT) announced today that it has rescheduled its Special Meeting of Shareholders to vote on the strategic merger with UtiliCorp United Inc. (NYSE: UCU) for Friday, August 16, 1996.

Chairman of the Board, President and Chief Executive Officer Drue Jennings said, "Nothing has changed regarding the fundamental benefits of the KCPL/UtiliCorp merger and we look forward to giving KCPL shareholders the opportunity to vote on the merger.
A KCPL/UtiliCorp combination will match KCPL's experience and strength in regulated businesses with UtiliCorp's strength in unregulated businesses. This uniquely positions the combined company to meet the challenges of the changing energy market.
The resolve of the Board remains firm: Western's ability to pay dividends at its promised rate is not credible to KCPL -- as Western would be required to use in 1998 more than 90% of its earnings on a going forward basis to cover dividend payments.

"It remains KCPL's position that the merger as restructured on May 20, 1996 does not require a two-thirds vote but rather requires the approval of a majority of those shares voting at a meeting. Quite frankly, we are both surprised and disappointed with the District Court's ruling, which, if it remains in effect, would permit a relatively small minority (including shares not even voted) to thwart the wishes of the holders of a substantial majority of KCPL shares."

The Special Meeting will take place at the Westin Crown Center
Hotel in Kansas City at 10:00 a.m.

Kansas City Power & Light Company provides electric power to a growing and diversified service territory encompassing metropolitan Kansas City and parts of eastern Kansas and western Missouri. KCPL is a low-cost producer and leader in fuel procurement and plant technology. KLT Inc., a wholly-owned subsidiary of KCPL, pursues opportunities in non-regulated, primarily energy-related ventures.

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